UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	23 December 2019

Release Number	24/19

Andrew Mackenzie retirement date 31 March 2020

The Board of BHP today announced that Andrew Mackenzie’s retirement date will be 31 March 2020, three months earlier than previously announced on 14 November 2019. The Board, Mr Mackenzie and Mr Henry are confident that the CEO transition is proceeding well and ahead of schedule, with Mike Henry assuming the role of Chief Executive Officer from 1 January 2020, as previously announced.

Mr Mackenzie’s retirement arrangements are summarised in the attached schedule.

Further information on BHP can be found at: bhp.com

Summary of revised terms of retirement for Andrew Mackenzie

1. Fixed remuneration

Andrew Mackenzie will continue to be employed by the Company until 31 March 2020 under the terms of the 2019 remuneration policy. The Company will pay him a salary, make pension contributions and provide usual other minor benefits until then. His base salary is US$1,700,000 per annum and pension contributions are 25 per cent of salary for FY2020. Upon retiring, Mr Mackenzie will be entitled to receive the accumulated value of funds under relevant pension plans, together with the value of any accrued leave.

2. Severance payment

Mr Mackenzie will receive no severance payment, and no payment in lieu of notice.

3. Incentive arrangements

Mr Mackenzie’s entitlements under the Cash and Deferred Plan (CDP), Short Term Incentive Plan (STIP) and Long Term Incentive Plan (LTIP) are governed by the shareholder-approved remuneration policy, applicable plan rules and the Group’s leaving entitlements policy as approved by shareholders at the 2017 Annual General Meetings.

CDP

In relation to the FY2020 year, Mr Mackenzie will serve as CEO for six months. He will be considered for a bonus under the CDP at the end of the year (i.e. for the year ended 30 June 2020). Whether any bonus will be paid, and the amount, will be determined by the Remuneration Committee after an assessment of the Company’s and his personal performance after the year end. Accordingly, the awards made under the CDP are “at-risk”. Any amount assessed as payable will be reported in the Remuneration Report that will be published in September. This is consistent with the remuneration policy as approved by shareholders, and the established practice of the Company.

Even though Mr Mackenzie will be serving as an employee for nine months of the FY2020 financial year, he will not receive any payment under the CDP for the last three months of that period. While the CDP does allow the Remuneration Committee the discretion to make such a payment, in this case the Remuneration Committee will not be using that discretion.

STIP

Under the rules of the STIP, unvested deferred shares are transferred to a retiring executive on the originally scheduled vesting date.

LTIP

Mr Mackenzie is a participant in the LTIP approved by shareholders. The LTIP requires BHP to materially outperform the comparator groups’ Total Shareholder Return (TSR) for all the awards to vest. The performance hurdles are stretching and ensure alignment with shareholders. Accordingly, the awards made under the LTIP are “at-risk”, and the actual value of any LTIP awards may ultimately be zero. The Remuneration Committee reviews performance and takes advice from its independent adviser before making any decisions about vesting. Importantly, even if the performance hurdle is met the Committee conducts a holistic performance review at vesting time and has an overriding discretion under the plan rules to reduce the amount of shares that vest.

Under the terms of the LTIP, employees who retire are entitled to hold awards granted previously. However, the number of awards is reduced to reflect the period of service in relation to each grant. They will vest only if the performance hurdle is met, and the Remuneration Committee confirms vesting, at the expiration of the term. The actual value of the LTIP awards may ultimately be zero.

Mr Mackenzie’s awards from 2015, 2016, 2017, 2018 and 2019 will therefore be pro-rated according to the rules of the plan and in each case must be held for the full five years from the date of grant (see the table below).

4. Outstanding Share Awards

A. STIP awards

The table below provides details of the STIP awards which will be unvested at the time of Mr Mackenzie’s departure. These shares represent half of the bonus paid under the STIP for FY2018 and FY2019 as approved by shareholders. They must be held for two years, which expire in 2020 and 2021, respectively.

Award	Original No of Awards	Estimated Vesting Date	Vesting Outcome	Awards to Vest
STIP FY2018	52,061	Aug-20	100%	52,061
STIP FY2019	25,845	Aug-21	100%	25,845

Total	77,906		100%	77,906

B. LTIP awards

The table below provides details of the LTIP awards that may vest in the five years after Mr Mackenzie’s departure.

As noted above, under the terms of the LTIP employees who retire are entitled to hold awards granted prior to retirement. However, the number of awards is reduced to reflect the period of elapsed employment service in relation to each grant. The pro-rata rule of the LTIP will thus impact the number of awards Mr Mackenzie retains on departure. To determine the award Mr Mackenzie will retain on departure, each individual award needs to be calculated on a pro-rata basis according to the time worked over the five year performance period (e.g. if Mr Mackenzie had been employed for half of the five year performance period then he would retain half the awards). The details of the awards Mr Mackenzie will retain are set out below.

Whether the awards vest will depend on BHP’s relative TSR performance over the five-year periods to 30 June 2020, 2021, 2022, 2023 and 2024, respectively. In addition, even if the performance hurdle is met the Committee conducts a holistic performance review at vesting time and has an overriding discretion under the plan rules to reduce the amount of awards that vest. Accordingly, the vesting outcome and the number of LTIP awards that will vest is unknown at this time.

Award	Original No of Awards	Awards to Lapse on Retirement	Pro-Rated Awards Retained on Retirement	Estimated Vesting Date	Estimated Vesting Outcome	Estimated Awards to Vest
LTIP 2015	339,753	16,988	322,765	Aug-20	Unknown	Unknown
LTIP 2016	339,753	84,938	254,815	Aug-21	Unknown	Unknown
LTIP 2017	385,075	173,284	211,791	Aug-22	Unknown	Unknown
LTIP 2018	304,523	197,940	106,583	Aug-23	Unknown	Unknown
LTIP 2019	271,348	230,646	40,702	Aug-24	Unknown	Unknown

Total	1,640,452	703,796	936,656

Authorised for lodgement by:

Rachel Agnew

Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	Elisa Morniroli
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is
headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 23, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary